NEOLEUKIN THERAPEUTICS, INC.

360-1616 Eastlake Avenue East

Seattle, Washington 98102

December 17, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Margaret Schwartz Office of Life Sciences

Re:	Neoleukin Therapeutics, Inc. Registration Statement on Form S-3 Filed December 11, 2020 File No. 333-251294

Via EDGAR—Acceleration Request

Requested Date:            December 21, 2020

Requested Time:           4:00 p.m. Eastern Time

Ladies and Gentlemen:

Neoleukin Therapeutics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert Freedman or Julia Forbess, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

Sincerely,

NEOLEUKIN THERAPEUTICS, INC.

By:	/s/ Robert Ho
Robert Ho
Chief Financial Officer

cc:	Jonathan Drachman, Chief Executive Officer Holly Vance, General Counsel Neoleukin Therapeutics, Inc. Robert Freedman, Esq. Julia Forbess, Esq. Fenwick & West LLP